IMMANENT

One room. Government secrets. A sci-fi thriller at the edge of UFO disclosure.


IMMANENT
A SCI-FI THRILLER

delacolinafilms.com/projects-in-development Brownsville, TX

Highlights

1. Star Cast, including Juan Riedinger (Narcos, Riverdale) and Agam Darshi (Sight Unseen, Donkeyhead)
2. Experienced Producer (20 yrs) 9 features distributed (Netflix, Amazon Prime, Starz, Angel Studios)
3. Sci-Fi Thriller that appeals to a fervent niche audience
4. Low budget indie with less risk for investors

Team



Lee Brandt Writer/Actor/Producer

Award winning screenwriter - Slamdance (winner), Script Pipeline (finalist), Nicholl Fellowship (quarter-finalist). Screenplays sold/optioned - Albert Ruddy Productions (The Godfather, Million Dollar Baby), Company 3 (Paramount), Black Deer Entertainment.

Jorge De La Colina Director


IMMANENT
A SCI-FI THRILLER

delacolinafilms.com/projects-in-development Brownsville, TX

Highlights

Book a meeting with producer Starla Christian and writer/producer Lee Brandt:

https://calendly.com/leebrandt33/30min

UFOs, UAP disclosures, and government secrecy are no longer fringe topics — they're at the heart of national curiosity and debate. With congressional hearings and media scrutiny making headlines, now is the moment for a film that doesn't just entertain, but reflects our collective wonder, suspicion, and urgency.

Set in a contained tavern environment to deliver a high-impact story without ballooning costs. Our cast and team bring experience in TV, streaming, and genre work, and we have a clear plan for audience reach (UFO / conspiracy communities, genre festivals, digital marketing).


Genre:
Sci-Fi/Thriller
Logline:
When a government auditor uncovers a covert program concealing alien technology, he must infiltrate its inner circle and outwit a ruthless adversary before the truth — and his pregnant wife's safety — are destroyed.


SYNOPSIS
Meet BRIAN SOLBERG, a relentless man with a singular goal: a secret rendezvous with an enigmatic project manager of a covert operation. His mission: Expose what he believes is a colossal money laundering setup, overlooked by Uncle Sam. Enter his formidable foe: NICHOLAS "NICK" MULLER, the notorious company man matching wits with Brian's razor-sharp mind. Adding fuel to the fire is Brian's no-nonsense boss, CHERYL, who is hell-bent on taking down Nick's criminal empire, no matter who gets thrown under the proverbial bus.
As the two men engage in an intellectual duel, Brian unearths a project larger than life—a high-tech program guarded by ruthless men. As he plunges deeper down the labyrinth, Brian jeopardizes himself and those close to him.
Guided by the spirited tavern waitress, MELANIE, and his morally compromised colleague MASON, Brian must lose his moral compass to unravel the twisted thread of this conspiracy web. The game is on, and the stakes couldn't be higher.

With recent government UAP disclosures and congressional hearings, IMMANENT arrives at the perfect moment to capitalize on widespread public fascination with UFO conspiracies.


Why Audiences Will Love This...
DECLASSIFIED
Get ready for a riveting cinematic ride that taps into the world's enduring UFO fascination.
The protagonists embody a gripping clash between values: transparency versus security. Their shared objective? Protecting their loved ones. Tensions escalate as they pursue their goal through radically different means, setting the stage for a riveting exploration of conflicting principles.
As society grapples with the government's recent acknowledgment of unexplained technology, this movie promises an unforgettable cinematic experience.

UFO and conspiracy content has a passionate, engaged fanbase that actively seeks and supports films exploring government secrecy and extraterrestrial phenomena.


SETTING
Immanent is primarily set in a tavern, where shady individuals and backroom deals are common. The setting plays a significant role in the story, providing a backdrop of mystery and the contrast to the character's goals and motivations.


AUDIENCE
Immanent is intended for an audience who will enjoy a thrilling and suspenseful story with complex characters and poetic dialogue. It appeals to those who appreciate a blend of mystery, suspense, and introspection, as well as unique and engaging storytelling.

Our contained tavern setting keeps production costs low while creating an intimate, tension-filled atmosphere perfect for character-driven suspense.


FILM OVERVIEW
IMMANENT LLC Presents
"IMMANENT"
Genre: Thriller/Sci-Fi/Social Commentary/Mainstream
Concept: The Guilty and The X-Files meets Quentin Tarantino
Perceived Rating: MA+/ R: Offensive Language, Violence
Comparable Films: The Guilty, Buried, Locke
Production Budget: $227,000 U.S.


What reviewers are saying...
"This script felt riveting all throughout. Double recommend!"
Stage 32
"I can only hope that the movie that comes out of this script is as good as the script itself. If that happens, put me down for a ticket!"
WeScreenplay
"This script is in really solid shape. The characters pop, the story is intriguing, and the fact that it's more or less contained makes it a great candidate for independent production."
Coverage Ink

Independent script coverage from industry professionals confirms IMMANENT's commercial viability and production readiness.


CAST
JUAN RIEDINGER
Nicholas "Nick" Muller
Juan Riedinger is an award-winning actor and director based out of Vancouver and Los Angeles making an international name for himself through his varied body of work. Juan was born in Banff, Alberta, Canada, and is known for Narcos (2015), Riverdale (2019), Claws (2019), Good Behavior (2017), The Romeo Section (2015), Grave Encounters (2011), and Jennifer's Body (2009).


AGAM DARSHI
Melanie
AGAM DARSHI is an award-winning actress, writer and director working internationally in TV, Film and Theater.
She worked with Ava DuVernay's series DMZ for HBOMAX, as Mia Franklin working opposite Rosario Dawson. She also starred in Oscar nominated director Deepa Mehta's newest film FUNNY BOY based on Shyam Selvadurai's best selling novel, for which Agam was nominated for a CANADIAN SCREEN AWARD IN 2021 and won a Leo Award for her performance.
Agam wrote, produced and directed DONKEYHEAD. The film, starring Agam as Mona Ghuman, also stars Kim

Coates (Son's of Anarchy), Sandy Sidhu (Nurses), Stephen Lobo (Nancy Drew, Snow Piercer) and Husein Mandhavji (Shitt's Creek). DONKEYHEAD was acquired by Array Distribution and premiered on Netflix USA/UK/AUS/NZ on January 21, 2022. Currently Agam can be seen playing the role of Sunny Patel in the CW series SIGHT UNSEEN.



Established actors with recognizable TV and film credits bring instant credibility, audience draw, and enhanced distribution appeal to the project.



ALEX PAUNOVIC

Jimmy

Acting came to Aleks while he was onstage in his hometown playing in a heavy metal band, his livelihood since he was 16. Remarkably the role offered was one completely against type as it was that of Roddy McDowall's butler in the 1994 TV movie 'Heads'. Now bitten with the acting bug, Aleks combined his athleticism from his lifetime of boxing - he claims that he started boxing in the womb as all of the men in his family are boxers - and turned it into a very busy career as a stunt actor.

Aleks has built an amazing resume with over 100 credits, most of which are lead and recurring roles like the one that he has on this hugely anticipated 4th season of 'Continuum'.


THE COMPANY
MISSION
Our goal is to produce a motion picture that will entertain, educate, surprise, and refresh the spirit of true independent filmmaking through provocative story-telling. *IMMANENT* will break new ground, educate, and entertain. We will convey an immense amount of experience, expertise, and professionalism into the production of *IMMANENT*.
ORGANIZATION
IMMANENT, LLC was formed in 2024 in Brownsville, Texas by producers Starla Christian, Lee Brandt and Jorge De La Colina, for the sole purpose of producing the motion picture *IMMANENT*. IMMANENT, LLC is managed by the officers Lee Brandt and Jorge De La Colina and Rita Hernandez.

STARLA CHRISTIAN

Producer

Starla Christian is an American Filmmaker/Producer who has been working in film for over 20 years. She has produced 9 full features and has experience in many different roles including 1st AD, Production Coordinator, UPM, Line producer, and Production Designer; giving her a well-rounded knowledge for filmmaking.

Starla started her own Production company, Speed of Light Productions in 2007 shooting commercials, shorts, and features with the heart to create films that Inspire, Guide, Release, and Empower. Her work can be seen on Netflix, Amazon, Starz, and Hulu to name a few. Distributed features Starla produced are A Cowgirl's Story (2016) starring Bailee Madison and Pat Boone, Christmas Break-In (2018) starring Danny Glover and Denise Richards, *The Message* (2018) starring Chloe Lukasiak, Marfa (2019) starring Tony Todd and Richard Riehle, The Place In Between (2022), starring Valerie Michelson, and her latest film, A Cowgirl's Song (2022) starring Cheryl Ladd, and Darci Lynn Farmer. The Cowgirl Films and *The Message* were distributed by Samuel Goldwyn and Sony.

Christian is a Creative Producer who loves building the team and helping the vision of the director to come alive in all aspects of the process. Christian is known for her films looking bigger budget than they are as she seeks out strong leads in each department who are first passionate about the material of the project. Christian is strong in her connections and ability to sell a film as well and is rehearsed on the risks involved for investors, thus keeping budgets realistic for production to make strong films but to also to make a return for her investors.





JORGE DE LA COLINA

Producer/ Director

Jorge is a film director with a strong foundation in directing and cinematography, honed at the New York Film Academy. Born in Mexico City and raised in Brownsville, Texas, his multicultural background significantly influences his filmmaking style. Jorge's career began on the camera team of an independent feature film in Toronto, and he later worked at Campanario Entertainment in Mexico City and Los Angeles, contributing to seven feature films. He directed, shot, and executive produced the TV series "Tierra De Nadie," demonstrating his leadership and creative vision. Jorge founded DELACOLINA Films, Inc. in South Texas, focusing on developing films and winning several awards. His extensive experience and commitment to storytelling make him a compelling feature film director.


LEE BRANDT
Actor/Producer/Writer
While growing up in Mexico, Lee found inspiration through the films of Steven Spielberg , Christopher Nolan, David Fincher and Guillermo Del Toro, directors whose work influenced his decision to become a storyteller. An award-winning screenwriter, his works have placed in the finals of various prestigious competitions such as Slamdance and Script Pipeline, and a quarterfinalist at the Nicholl Fellowship. He learned the rules of screenwriting under the mentorship of AnnMarie Morais and Jim Krieg. Lee has worked with many film producers including Albert S. Ruddy (The Godfather) and Tova Laiter (Varsity Blues). He currently has scripts in development with SKYRUN Pictures and Black Deer Entertainment.

Our producers bring decades of combined experience with distributed features on major platforms including Netflix, Amazon, and Starz to name a few.


BUDGET
$245,000
Postproduction 12%
WeFunder Fee 7.9%
Marketing 10%
Production 70%

Cast, Crew, Equipment (camera, lighting, sound) Locations, Housing, Catering, Props, Wardrobe. Postproduction-Editing, Color Correction, Post Sound. Marketing-Advertising, festival fees. 226K of 245K(total budget) to be raised through Wefunder.


Production Timeline
Development (Currently Underway)
Fully develop the shooting script
Complete preliminary shooting schedule
Complete preliminary budget
Secure talent commitments
Secure project funding
Pre-production (4 Weeks)
Hire complete production team and crew
Adjust and finalize production schedule and budget
Complete all production design planning
Book all equipment according to schedule
Complete location scouting, contracting, and permitting
Book all travel and arrangements according to schedule and agreements
Final casting, cast rehearsal, fittings
Technical recce
Principal Photography (3 weeks)
Complete all filming and sound recording within a 3-week schedule.
Finalize, document, and back up all creative assets for post-production


Post-Production (12 Weeks)
Offline edit to picture lock
Engage sound design including all Foley and looping activities
Engage music scoring and record score
Complete all digital effects and color correction
Schedule and execute test screenings and collect data appropriately
Make adjustments to final edit based on test screening data
Mix and master final sound and picture for Dolby mix and/or THX Digital Master
Complete all deliverables for domestic and foreign release including sound, music, trailer, print (digital), publicity, and legal requirements
Finalize all accounting for audit
Marketing and Distribution (Varies)
Fully engage in targeted festivals strategy
Implement a targeted marketing strategy to engage a niche audience, ensuring it's established before principal photography begins.
Schedule screenings for special interest groups
Self-disbribution plan to be implanted depented on mini-major or new media distributor interest (See marketing and Release Strategies)
FINISH

Our realistic 7-month timeline from pre-production through post reflects careful planning and achievable milestones based on industry experience.


MARKETING STRATEGY
Grassroots & Promotion Strategy
Interest in UFOs and government cover-ups has surged in popular culture,


secret government reverse-engineering programs. IMMANENT taps into this engaged community of UFO enthusiasts, sci-fi fans, and thriller audiences by offering a compelling narrative that resonates with their curiosity about government secrecy and extraterrestrial phenomena.
Marketing Approach:
• UFO Communities & Experts: Partner with UFO research groups, forums, and prominent community figures to generate buzz and lend credibility.
• Social Media & Digital Outreach: Target fans through Facebook, Twitter, Instagram, and interactive content, including teasers, trailers, and cryptic campaigns.
• Events & Conventions: Attend UFO conferences and screenings, hosting Q&As and panels to connect directly with the audience.
• Website & Interactive Hub: Launch a visually engaging site with exclusive content, immersive storytelling, and fan engagement tools.
• Merchandise & Additional Revenue: Build community loyalty and explore products that extend the film experience and revenue potential.
By implementing these strategies from pre-production onward, IMMANENT aims to maximize visibility, build word-of-mouth, and engage a highly motivated, niche audience.

We're targeting the highly engaged UFO community through grassroots marketing, conventions, and digital outreach to build a dedicated audience before release.


DISTRIBUTION STRATEGY
Film Festivals and Awards:
• Specialty and Mainstream Festivals: Submit IMMANENT to a mix of genre-specific and major festivals like Fantastic Fest, Sitges, Sundance, and Cannes. Targeting both local and international festivals maximizes visibility, generates buzz, attracts distributors, and creates opportunities for sales, distribution deals, and awards.
Slow-Release Strategy:
• Gradual Release: Develop a gradual release strategy, initially targeting the film's niche audience to build momentum before expanding to a wider release. Ensure that the rights to the film are retained by the investors and filmmakers.
• Limited Theatrical Release: Consider a limited theatrical release to build initial buzz and create demand. Use this opportunity to invite our carefully developed audience, engaged through marketing, to experience the film on the big screen.
• Gradual Platform Rollout: Start with key digital platforms and select TV channels to generate interest. Expand to additional platforms and regions based on reception and demand. Incorporate special screenings and Q&A sessions to maintain engagement and gather audience feedback for refining strategies.


Distribution Routes:
• International Distribution: Pursue licensing agreements with international streaming platforms and distributors specializing in sci-fi and thriller content. Focus on regions with a strong interest in UFO conspiracies for maximum impact.
• Direct Distribution: Explore the potential for direct-to-consumer sales through platforms like Vimeo On Demand or our own website. This option allows for direct fan engagement and additional revenue streams.
• Television: Target both cable and broadcast networks aligned with IMMANENT's genre, including sci-fi channels like Syfy and premium networks such as HBO and Showtime. Reach out to acquisition executives for broadcast rights, premiere windows, repeat airings, and promotional support.
Negative Pickup:
• Distribution Assurance: Approach distributors known for sci-fi and thriller films with a detailed pitch package. Negotiate terms for purchase price, marketing support, and distribution territories.
By adopting these strategies, we can effectively manage our film's distribution, balancing between a broad, gradual rollout and targeted, specialized channels. This approach will help maximize visibility and engagement while ensuring flexibility in response to market conditions and audience feedback.

Festival submissions build fanbase and industry credibility/attracts distributors. Our release strategy prioritizes direct revenue through theatrical, TVOD and SVOD rentals before expanding to subscription platforms, such as Netflix, Amazon, & Hulu.


VISUAL REFERENCES


The Digital Market: Current Climate
Consumers spent $41.4 billion on digital
Prepared by: J. McCourt
Email: jmccourt@redhillgroup.com
Phone: 949.752.5900 ext. 1
1.25.2024
DEG
2023 Year End Home Entertainment Spending
U.S. Consumer Spending
($ in millions) Q-4 2022 Q-4 2023 Q4-YOY YTD 2022 YTD 2023 YOY
Physical Product* $ 552.22 $ 440.23 -20.28% $ 2,085.22 $ 1,557.28 -25.32%


entertainment purchases
(EST2), rentals (VOD2) and
subscriptions for the full year,
a jump of 19.3 percent over
full year 2022. Spending on
subscription streaming rose
21.5 percent for full year
2023, topping $37 billion

Digital**						
Electronic Sell-Thru (EST)	$ 666.31	$ 713.27	7.05%	$ 2,512.94	$ 2,637.27	4.95%
VOD	$ 367.54	$ 409.86	11.52%	$ 1,676.08	$ 1,688.44	0.74%
Subscription Streaming (SVOD)***	$ 8,152.16	$ 10,146.38	24.46%	$ 30,524.40	$ 37,085.41	21.49%
Total Digital	$ 9,186.01	$ 11,269.52	22.68%	$ 34,713.42	$ 41,411.11	19.29%
Total U.S. Home Entertainment Spending	$ 9,738.23	$ 11,709.74	20.25%	$ 36,798.64	$ 42,968.39	16.77%
Box Office in Billions	$ 0.88	$ 2.48	181.91%	$ 7.35	$ 9.57	30.19%

*Physical Product represents consumer spending for sell-thru and rental disc transactions.

**Digital transaction spending (EST and VOD) includes premium releases, but not Disney+ Premier Access titles.

**SVOD data sourced from Omdia (technology.informa.com). Disclaimer: The data is not an endorsement and reliance is at a third party's own risk.

Streaming platforms' growth creates unprecedented opportunities for independent films to reach global audiences and generate revenue.


FINANCIAL PLAN
ROI
Investors will recoup 120% of their investment before any profits are distributed. After that point, all of the net profits will be split on a 50/50 basis, with 50% being distributed to the investors on a pro rata basis and the remaining 50% going to the producing entity.

Investors receive 120% recoup plus 50% of net profits - a structure designed to prioritize returns while sharing upside potential.


INDIE FILMS AND VIABILITY
Why Indie Movies Are a Viable Investment
Independent, creative, and cost-efficient:
Indie films are produced outside major studios, often with lower budgets and greater artistic freedom, allowing filmmakers to explore unique stories and niche genres.
High Return Potential:
• Lower production costs make modest successes highly profitable.
• Proven hits: Small-budget films like Paranormal Activity and The Blair Witch Project generated huge returns.
• Festival exposure can lead to awards, recognition, and lucrative distribution deals.
Cultural and Artistic Value:
• Diverse storytelling resonates with a wide range of audiences and underrepresented perspectives.
• Critical acclaim enhances visibility and profitability.
• Artistic legacy supports the arts and leaves a lasting cultural impact.
Market Demand:
• Streaming platforms increase demand for diverse and innovative content.
• Niche audiences actively seek and support unique films.
• Audience preferences favor authentic, unconventional storytelling.

Low-budget independent films consistently deliver outsized returns when they connect with audiences, as proven by countless genre successes.


COMPARABLE FILMS
Low Budget Suspense-Thriller Films Yielding a High Return

Movie Title	Budget	Box Office Revenue	Release Year
The Guilty	$570,000	$8,170,839	2018
Hard Candy	$950,000	$8,267,426	2005
Another Earth	$175,000	$2,102,779	2011
Compliance	$270,000	$830,700	2012
Relic	$750,000	$3,238,539	2020
Fruitvale Station	$900,000	$17,549,645	2013
Coherence	$50,000	$625,000	2013
Monsters	$500,000	$4,200,000	2010
Primer	$7,000	$841,926	2004
Short Term 12	$400,000	$2,300,000	2013

These comparable films demonstrate how modest budgets can potentially generate considerable returns when strategic marketing connects with the right audiences.


PERKS

Invest over	To receive
$100	Your name in the "Thank you," section of the closing credits of the film
$1,000	Your name in "Special Thanks," section of the closing credits of the film +signed poster
$5,000	Associate Producer Credit end credits +phone call with writer and lead actor, signed poster
$10,000	Associate Producer Credit end credits + invite to visit set +phone call with writer and lead actor, signed poster

$25,000	Executive Producer Credit Shared Card Opening Credits + invite to set and 2 reserved spots at film's Premier +phone call with writer and lead actor, signed poster
$50,000	Executive Producer Credit Single Card Opening Credits +invite to set and 4 reserved spots at film's Premier + phone call with writer and lead actor, signed poster